                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             PLM INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69341L205
                                 (CUSIP Number)

                                 James A. Coyne
                             MILPI Acquisition Corp.
                                 200 Nyala Farms
                           Westport, Connecticut 06880
                    Phone: (203) 341-0515/Fax: (203) 341-9988

                                 With a copy to:
                          Richard F. Langan, Jr., Esq.
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 7, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO. 69341L205                                                PAGE 2 OF 20
-------------------------------------------------------------------------------

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          MILPI Acquisition Corp.
          22-3770417
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY
-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                        / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                            ------------------------
CUSIP NO. 69341L205                                                PAGE 3 OF 20
---------------------------                            ------------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          MILPI Holdings, LLC
          22-3770420
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------                            ---------------------
CUSIP NO. 69341L205                                                PAGE 4 OF 20
------------------------------                            ---------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          AFG Investment Trust A
          04-3145953

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                                PAGE 5 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          AFG Investment Trust B
          04-3157230

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                                PAGE 6 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          AFG Investment Trust C
          04-3157232

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC
-------------------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                                PAGE 7 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          AFG Investment Trust D
          04-3157233

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          WC
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                                PAGE 8 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          AFG ASIT Corporation
          04-3127784
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Massachusetts
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                                PAGE 9 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Equis II Corporation
          04-1496951
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                               PAGE 10 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Semele Group Inc.
          36-3465422

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                               PAGE 11 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          James A. Coyne

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                   (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                          --------------------
CUSIP NO. 69341L205                                               PAGE 12 OF 20
---------------------------------                          --------------------
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gary D. Engle

-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)

          AF
-------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                       / /
-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
          NUMBER OF
           SHARES                      0
                              -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER
          OWNED BY
            EACH                       6,284,261 (See Item 6)
          REPORTING
           PERSON
            WITH
                              -------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       0
                              -------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       6,284,261 (See Item 6)
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,284,261
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)
                                                                       / /
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          83.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

          IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of PLM International, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by MILPI Acquisition Corp., MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, Semele Group Inc., James A. Coyne, and Gary D. Engle (the "Filers").

         (i)  MILPI Acquisition Corp. and its affiliates

         MILPI Acquisition Corp. ("MILPI") was formed for the purpose of acquiring the issued and outstanding shares of common stock of the Issuer pursuant to the Offer and the Merger (as defined herein). Until immediately prior to the time that MILPI purchased the Issuer's common stock pursuant to the Offer, MILPI did not have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

         MILPI is 100% owned by MILPI Holdings, LLC. MILPI Holdings, LLC is owned by four trusts: AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D (the "four trusts"). AFG ASIT Corporation is managing trustee of the four trusts, has a 1% economic interest in each of the four trusts, has an 8.25% economic interest in the special beneficiary of the four trusts and owns approximately 99% of the Class B Units of each of the four trusts, which gives it approximately a 62% voting interest in the trusts. AFG ASIT Corporation is 100% owned by Equis II Corporation and Equis II Corporation is 100% owned by Semele Group Inc. MILPI purchased the shares of the Issuer's common stock tendered pursuant to the Offer and together with MILPI Holdings, LLC, the four trusts, AFG ASIT Corporation, Equis II Corporation and Semele, were the offerors (the "Offerors").

         In addition to its interest in Equis II Corporation, Semele Group Inc. holds an ownership interest in a 274 acre land parcel located in Southern California known as the Rancho Malibu property and an equity interest in a company that owns a ski resort, a local public utility and land which is held for development. Semele also has an interest in a limited partnership having a tax interest in a diversified pool of lease contracts owned by an institutional investor and in limited partnerships that are engaged in equipment leasing and real estate, including two commercial buildings located in Washington, D.C. and in Sydney, Australia, respectively, that are leased to an investment-grade educational institution. The common stock of Semele is listed on the Nasdaq Small Cap Market under the symbol "VSLF."

         The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of each of the Offerors and certain other information is set forth on Schedule I to Amendment No. 1 to Schedule TO filed by the Offerors with the Securities and Exchange Commission ("SEC") on January 29, 2001, which is incorporated by reference herein. None of the Offerors has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the above-listed entities, except for AFG ASIT Corporation, has been organized or incorporated under the laws of the State of Delaware and has its principal place of business at 200 Nyala Park Farms, Westport, Connecticut, 06880. AFG ASIT Corporation is organized under the laws of the Commonwealth of Massachusetts and has its principal place of business at 200 Nyala Park Farms, Westport, Connecticut, 06880.

(ii)     James A. Coyne

         (a) James A. Coyne is an officer, director and one of the two principal shareholders of Semele Group, Inc.

         (b) Mr. Coyne's business address is 200 Nyala Park Farms, Westport, Connecticut, 06880.

         (c) Mr. Coyne serves as a director of MILPI Acquisition Corp., Equis II Corporation and Semele Group Inc. Mr. Coyne also serves as a director of the Issuer. Mr. Coyne is also Vice President and Secretary of MILPI Acquisition Corp., Senior Vice President of AFG ASIT Corporation, Senior Vice President of Equis II Corporation, President and Chief Operating Officer of Semele Group Inc. and Executive Vice President/Capital Markets of Equis Corporation.

         (d) During the last five years, Mr. Coyne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Coyne was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Coyne is a citizen of the United States of America.

(iii)    Gary D. Engle

         (a) Gary D. Engle is an officer, director and one of the two principal shareholders of Semele Group, Inc.

         (b) Mr. Engle's business address is 200 Nyala Park Farms, Westport, Connecticut, 06880.

         (c) Mr. Engle serves as a director of MILPI Acquisition Corp., AFG ASIT Corporation, Equis II Corporation and Semele Group Inc. Mr. Engle also serves as a director of the Issuer. Mr. Engle is also President of MILPI Acquisition Corp., President of Equis II, Chairman and CEO of Semele, CEO of Equis Corporation and President of AFG Realty Corporation.

         (d) During the last five years, Mr. Engle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Engle was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Engle is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Offer was not conditioned upon any financing arrangements. The total amount of funds expected to be used by MILPI to consummate the Offer and the Merger and to pay related fees and expenses to date is approximately $26.5 million. Pursuant to the Operating Agreement dated December 13, 2000 of MILPI Holdings, LLC, MILPI's direct parent, the four trusts are obligated to contribute an aggregate of up to $30,000,000 to MILPI Holdings, LLC upon receipt of one or more capital calls therefor. On February 7 and 12, 2001, MILPI Holdings, LLC received capital calls for and contributed an aggregate of $21,743,543. In turn, pursuant to a Subscription Agreement between MILPI and MILPI Holdings, LLC dated as of December 15, 2000, MILPI Holdings, LLC is obligated, on each of the Offer Conditions Satisfaction Date and the Closing Date (each as defined in the Merger Agreement), to purchase the number of shares of MILPI common stock such that, at a purchase price of $100,000 per share, the consideration paid for such shares will be sufficient for MILPI to satisfy, when due, all of its obligations under the Merger Agreement in connection with the Offer and the Merger, respectively. On February 7 and 12, 2001, MILPI Holdings, LLC subscribed for an aggregate of
217.43542 shares of common stock of MILPI for an aggregate purchase price of $21,743,543. All of the funds used to finance the Offer were obtained from existing resources and internally generated funds of the four trusts and none of these funds were borrowed. If the Merger is consummated, MILPI may be required to pay up to approximately an additional $4.4 million. Funds for this amount will be obtained in the same manner as those used to purchase the shares of PLM common stock pursuant to the Offer, from existing resources and internally generated funds of the four trusts. None of the funds required to consummate the Merger is expected to be borrowed.

ITEM 4. PURPOSE OF THE TRANSACTION.

         As previously reported in Form 8-Ks dated December 22, 2000 for each of Semele and the four trusts, MILPI entered into an agreement and plan of merger (the "Merger Agreement") dated as of December 22, 2000 to acquire PLM International, Inc. Pursuant to the terms of the Merger Agreement, MILPI was obligated to make and did make an offer to purchase (the "Offer") any and all shares of the Issuer's outstanding common stock for $3.46 per share in cash, pursuant to an Offer to Purchase dated December 29, 2000 (the "Offer to Purchase"), which is incorporated herein by reference. On February 7, 2001, MILPI consummated the Offer and accepted and paid for 6,284,261 shares of PLM common stock. The aggregate consideration paid to PLM stockholders in connection with the Offer was approximately $21.7 million in cash. The foregoing summary is qualified in its entirety by reference to the Merger Agreement incorporated by reference herein.

         (a) Pursuant to the terms of the Merger Agreement, MILPI is expected to complete its acquisition of the Issuer by effecting a merger of MILPI into the Issuer (the "Merger"), in which the remaining outstanding shares of common stock of the Issuer held by persons other than MILPI will be converted into the right to receive $3.46 per share. The Issuer has filed preliminary proxy materials with the SEC relating to a special meeting of its stockholders for the purpose of taking action upon the Merger.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) On February 7, 2001, upon consummation of the Offer, all of the directors of the Issuer, except for Robert N. Tidball, the Issuer's Chairman of the Board, tendered their resignations and Mr. Tidball appointed James A. Coyne and Gary D. Engle, two of the Filers, to the Board of Directors of the Issuer. In addition, pursuant to the terms of the Merger Agreement, from time to time, MILPI shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Issuer that equals the product of the total number of directors on the Board of Directors of the Issuer and the percentage that the voting power of the shares of the Issuer's common stock beneficially owned by MILPI bears to the total voting power of all of the shares of common stock of the Issuer then outstanding.

         (e) Not applicable.

         (f) Not applicable.

         (g) Not applicable.

         (h) As described in the Offer to Purchase, upon consummation of the Merger, the Issuer will cease making filings with the SEC and will be delisted from the American Stock Exchange.

         (i) Upon consummation of the Merger, the common stock of the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and the Issuer will cease making filings with the SEC.

         (j) Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The 6,284,261 shares of common stock of the Issuer (the "Shares") which are the subject of this Schedule 13D constitute approximately 83.2% of the Issuer's common stock. The Shares were acquired by MILPI, which is wholly owned by MILPI Holdings, LLC, which is wholly owned by the four trusts, which are each partially owned by AFG ASIT Corporation, which acts as managing trustee for each of the four trusts. AFG ASIT Corporation is wholly owned by Equis II Corporation, which is wholly owned by Semele. Messrs. Coyne and Engle collectively own 49.6% of Semele, which controls MILPI, MILPI Holdings, LLC, the four trusts, AFG ASIT and Equis. Accordingly, Messrs. Coyne and Engle share the power to vote or to direct the vote with respect to the Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4(a), above, for a description of the Merger Agreement.

         In connection with the Merger and the Offer, MILPI also entered into a Confidentiality Agreement and an Escrow Agreement with the Issuer. The terms of these agreements are summarized in the Offer to Purchase and each of the agreements is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of December 22, 2000, between MILPI Acquisition Corp. and PLM International, Inc.

         2. Offer to Purchase, dated December 29, 2000.

         3. Confidentiality Agreement dated November 23, 1999 between MILPI Acquisition Corp. and PLM International, Inc.

         4. Escrow Agreement dated as of December 22, 2000 among MILPI Acquisition Corp., PLM International, Inc. and Bank of San Francisco, as Escrow Agent.

         5. Operating Agreement of MILPI Holdings, LLC dated as of December 13, 2000 by and among AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D.

         6. Subscription Agreement dated as of December 15, 2000 by and among MILPI Holdings, LLC and MILPI Acquisition Corp.

         7. Joint Filing Agreement, dated as of February 16, 2001, by and among MILPI Acquisition Corp., MILPI Holdings, LLC, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis II Corporation, Semele Group Inc., James A. Coyne and Gary D. Engle.

                                   SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2001


                                     MILPI ACQUISITION CORP.

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Vice President and Secretary

                                  MILPI HOLDINGS, LLC

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title:  Member

                                  AFG INVESTMENT TRUST A,
                                  By: AFG ASIT Corporation, as Managing Trustee

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  AFG INVESTMENT TRUST B,
                                  By: AFG ASIT Corporation, as Managing Trustee

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  AFG INVESTMENT TRUST C,
                                  By: AFG ASIT Corporation, as Managing Trustee

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  AFG INVESTMENT TRUST D,
                                  By: AFG ASIT Corporation, as Managing Trustee

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  AFG ASIT CORPORATION

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  EQUIS II CORPORATION

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: Senior Vice President

                                  SEMELE GROUP INC.

                                  By: /s/ James A. Coyne
                                     ------------------------------------------
                                  Name: James A. Coyne
                                  Title: President and Chief Operating Officer

                                                /s/ James A. Coyne
                                  ---------------------------------------------
                                                  James A. Coyne

                                                 /s/ Gary D. Engle
                                  ---------------------------------------------
                                                   Gary D. Engle

                                  EXHIBIT INDEX

   Exhibit
   NUMBER      EXHIBIT NAME                                                   LOCATION
    99.1       Agreement and Plan of Merger, dated as of December 22, 2000,   Incorporated by reference to Exhibit 2.1 to
               between MILPI Acquisition Corp. and PLM International, Inc.    MILPI's Current Report on Form 8-K dated
                                                                              December 28, 2000 (File No. 1-10333)
                                                                              ("December 28, 2000 8-K")

    99.2       Offer to Purchase, dated December 29, 2000.                    Incorporated by reference to Exhibit (a)(1)
                                                                              to Schedule TO-T dated December 29, 2000
                                                                              filed by MILPI Acquisition Corp., MILPI
                                                                              Holdings, LLC, AFG Investment Trust A, AFG
                                                                              Investment Trust B, AFG Investment Trust C,
                                                                              AFG Investment Trust D, AFG ASIT
                                                                              Corporation, Equis II Corporation and
                                                                              Semele Group Inc. (File No. 005-38652)
                                                                              ("Schedule TO-T")

    99.3       Confidentiality Agreement dated November 23, 1999 between      Incorporated by reference to Exhibit (d)(3)
               MILPI Acquisition Corp. and PLM International, Inc.            to Schedule TO-T

    99.4       Escrow Agreement dated as of December 22, 2000 among MILPI     Incorporated by reference to Exhibit 99.1
               Acquisition Corp., PLM International, Inc. and Bank of San     to MILPI's December 28, 2000 8-K
               Francisco, as Escrow Agent.

    99.5       Operating Agreement of MILPI Holdings, LLC dated as of         Incorporated by reference to Exhibit (b)(1)
               December 13, 2000 by and among AFG Investment Trust A, AFG     to Amendment No. 1 to Schedule TO-T/A dated
               Investment Trust B, AFG Investment Trust C, and AFG            January 29, 2001 filed by MILPI Acquisition
               Investment Trust D.                                            Corp., MILPI Holdings, LLC, AFG Investment
                                                                              Trust A, AFG Investment Trust B, AFG
                                                                              Investment Trust C, AFG Investment Trust D,
                                                                              AFG ASIT Corporation, Equis II Corporation,
                                                                              Semele Group Inc. (File No. 005-38652)
                                                                              ("Amendment No. 1 to Schedule TO-T")

    99.6       Subscription Agreement dated as of December 15, 2000 by and    Incorporated by reference to Exhibit (b)(2)
               among MILPI Holdings, LLC and MILPI Acquisition Corp.          to Amendment No. 1 to Schedule TO-T

    99.7       Joint Filing Agreement, dated as of February 16, 2001, by      Filed herewith
               and among MILPI Acquisition Corp., MILPI Holdings, LLC, AFG
               Investment Trust A, AFG Investment Trust B, AFG Investment
               Trust C, AFG Investment Trust D, AFG ASIT Corporation, Equis
               II Corporation, Semele Group Inc., James A. Coyne, and Gary
               D. Engle.